             FOCUS UNIVERSAL

                       8275 S. Eastern Ave. Ste. 200-674

                           Las Vegas, NV 89123

U.S. Securities & Exchange Commission                                                                                February 3, 2014

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Mr. Larry Spirgel, Assistant Director

Re:        Focus Universal Inc.

              Registration Statement on Form S-1

              Filed December 26, 2013

              File No. 333-193087

Dear Mr. Spirgel:

Further to your letter dated January 22, 2014 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1. It appears that your Company is considered a “shell company” as defined in Rule 405 of Regulation C.  In this regard, we note that your Company has had nominal operations and assets since inception in December 2012.  Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under “Shares Eligible for Future Sale,” the resale limitations imposed by Rule 144(i) due to your shell company status.

Referenced Background

The Securities Act of 1933, as amended, (the “Act”) governs sale of stock in a public corporation to the public.  Rule 144, promulgated pursuant to the Act, applies to the issuance and unrestricted sale of stock in a public company.  Specifically, Rule 144(i) provides that Rule 144 is not available to Issuers with no or nominal operations and no or nominal non-cash assets:

(1) [Rule 144] is not available for the resale of securities initially issued by an issuer defined below:

(i)    An issuer, other than a business combination related shell company, as defined in Rule 230.405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation AB (Item 229.1101(b) of this chapter), that has:

(A) No or nominal operations; and

(B) Either:

 (1) No or nominal assets;

(2) Assets consisting solely of cash and cash equivalents; or

(3) Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

(C) An issuer that has been at any time previously an issuer described in paragraph (i)(1)(i).

(ii) Notwithstanding paragraph (i)(1), if the issuer of the securities previously had been an issuer described in paragraph (i)(1)(i) but has ceased to be an issuer described in paragraph (i)(1)(i); is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports (Rule 249.308 of this chapter); and has filed current "Form 10 information" with the Commission reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), then those securities may be sold subject to the requirements of this section after one year has elapsed from the date that the issuer filed "Form 10 information" with the Commission.

SEC’s Release No. 33-8869, footnote 172, published in the Federal Register/Vol. 72, No. 241/Monday, December 17, 2007, clarified the SECs intent regarding Rule 144(i) and its applicability to a “startup company” versus a “shell company”:

Rule 144(i) does not prohibit the resale of securities under Rule 144 that were not initially issued by a reporting or non-reporting shell company or an issuer that has been at any time previously such a company, even when the issuer is a reporting or non-reporting shell company at the time of sale. Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a ‘‘startup company,’’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘‘no or nominal operations.’’ (Emphasis added).

Rule 144(i)

The Focus Universal’s corporate documents show that the Company was incorporated in Nevada on December 4, 2012.  Our Registration Statement on the Form S-1 and our Financial Statements included in the Registration Statement reveal that the Company, in its Form S-1 and amendments thereto had and currently has operations consistent with a startup company and that it was and is currently generating revenue from its operations.  Furthermore, the Company disclosed in these documents that it was a “Development Stage Company” not a “shell company.”  Since the Company is a startup company, implementing its business plan with a limited operating history, it does not meet the primary condition of having “no or nominal operations.”  Accordingly, it does not pass the first test to qualify as a shell company under Rule 144(i); thus, as stated by the SEC, Rule 144(i) does not apply.

2. If true, confirm through added disclosure that the Company and its promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

We have provided the additional disclosure as required.

3. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We do not intend to sell our shares to qualified institutional buyers or institutional investors and as such we have not prepared any written materials for distribution to these potential investors. We did not prepare, publish or distribute any research reports to any broker-dealer since we do not plan to engage broker-dealers in selling of our common stock.

Prospectus Cover Page

4. Please state that if the minimum is not reached by the end of the offering, funds will be “promptly” returned without interest and include a cross reference to your description of the procedures for return of funds under “Plan of Distribution.”  Refer to Rule 10b-9 of the Securities Exchange Act of 1934.

We have provided the required statement.

5. Highlight that your common stock will be an illiquid security without an active trading market.

We have emphasized this statement.

6. You state on page 6 that you intend to take advantage of all the reduced regulatory and reporting requirements available to an Emerging Growth Company, yet on the following page you state that you have opted out of the extended transition period available under section 107(b) of the JOBS Act.  Please revise to reconcile these statements.

We opted out of the extended transition period available under section 107(b) of the JOBS Act and, accordingly, revised our statement on page 6.

Risk Factors, page 8

7. Please include a risk factor discussing the amount of discretion the Company will have over the use of proceeds.

We have provided the required risk factor.

8. Please discuss the risk that, because the officers and directors reside outside the United States, investors may have limited legal recourse against them including difficulties in enforcing judgments made against them by U.S. courts.

We have provided the required risk factor.

Our officers, directors, consultants and advisors are involved in other businesses…, page 10

9. You state that your officers and directors owe a fiduciary duty to other entities.  Please revise to clarify the nature of those other entities and clarify any actual conflicts of interest.

We have provided the additional disclosure as required.

There is no public (trading) market for our common stock…, page 14

10. Please delete the reference to selling stockholders.

We have deleted the noted reference.

Use of Proceeds, page 18

11. Please revise to add a table showing the use of proceeds if you receive 50% of the total amount.

 We have revised this section as required.

Management’s Discussion and Analysis or Plan of Operations, page 23

12. Please disclose your anticipated expenses of being a public reporting company with the SEC.

We have provided the required disclosure.

Results of Operations, page 24

13. Provide more detail as to the source of the Company’s revenues to date.  Describe the nature of the services performed, the number of contracts entered into and who performed the work for the Company.

We have provided the required disclosure.

Liquidity, page 26

14. Please revise your statement that you “believe that revenues are increasing and operations should be sustainable in the long-term” to clarify a) the basis for your statement; b) the extent of the increases you refer to; and c) the level of sustainability.

We have removed the noted statement from our Registration Statement.

Description of our Business and Properties, page 27

15. We note the statement at the top of page 28 that Web Marketing “represents the fastest growing new channel.”  Please revise to provide a basis for this statement.

We have removed the noted statement from our Registration Statement.

Executive Compensation, page 34

16. Please disclose whether the company has plans to pay a salary to the officers in the foreseeable future.

We have provided the required disclosure.

Sincerely,

/s/ Tatyana Popova

Tatyana Popova

President